SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 204.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§240.13d-2(a)

Under the Securities Exchange Act of 1934

Artisan Partners Asset Management Inc.

(Name of Issuer)

Class A Common Stock, $0.01 par value per share

(Title of Class of Securities)

04316A-108

(CUSIP Number)

Janet D. Olsen

875 E. Wisconsin Ave., Suite 800

Milwaukee, WI 53202

(414) 390-6100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2013

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

SCHEDULE 13D

CUSIP No. 04316A-108	Page 2 of 10

1.	Name of reporting person Andrew A. Ziegler
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds: OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization: United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 35,898,764[1]
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 9,627,644[2]
11.	Aggregate amount beneficially owned by each reporting person 35,898,764
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 74%[3]
14.	Type of reporting person (see instructions) IN

[1]

Represents all shares of Class C common stock and Class B common stock of Artisan Partners Asset Management Inc. that Andrew A. Ziegler has the sole right to vote pursuant to the stockholders agreement discussed in this Schedule 13D. Mr. Ziegler disclaims beneficial ownership of all shares subject to the stockholders agreement except for those shares owned by Artisan Investment Corporation.

[2]

Represents all shares of Class C common stock of Artisan Partners Asset Management Inc. owned by Artisan Investment Corporation. As discussed in this Schedule 13D, Andrew A. Ziegler is one of two directors of Artisan Investment Corporation.

[3]	Represents the amount in Row 11 divided by the sum of the total number of outstanding shares of Class A common stock of Artisan Partners Asset Management Inc. and the amount in Row 11.

SCHEDULE 13D

CUSIP No. 04316A-108	Page 3 of 10

1.	Name of reporting person Artisan Investment Corporation
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds: OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization: Wisconsin
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0[4]
	8.	Shared voting power 0
	9.	Sole dispositive power 9,627,644[5]
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 9,627,644
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 43%[6]
14.	Type of reporting person (see instructions) CO

[4]

Pursuant to the stockholders agreement discussed in this Schedule 13D, Andrew A. Ziegler has the power to vote all shares of Class C common stock of Artisan Partners Asset Management Inc. owned by Artisan Investment Corporation.

[5]	Represents all shares of Class C common stock of Artisan Partners Asset Management Inc. owned by Artisan Investment Corporation.
[6]	Represents the amount in Row 11 divided by the sum of the total number of outstanding shares of Class A common stock of Artisan Partners Asset Management Inc. and the amount in Row 11.

SCHEDULE 13D

CUSIP No. 04316A-108	Page 4 of 10

1.	Name of reporting person ZFIC, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds: OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization: Wisconsin
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0[7]
	8.	Shared voting power 0
	9.	Sole dispositive power 9,627,644[8]
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 9,627,644
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 43%[9]
14.	Type of reporting person (see instructions) CO

[7]

Pursuant to the stockholders agreement discussed in this Schedule 13D, Andrew A. Ziegler has the power to vote all shares of Class C common stock of Artisan Partners Asset Management Inc. owned by Artisan Investment Corporation, of which ZFIC Inc. is the sole shareholder.

[8]	Represents all shares of Class C common stock of Artisan Partners Asset Management Inc. owned by Artisan Investment Corporation, of which ZFIC Inc. is the sole shareholder.
[9]	Represents the amount in Row 11 divided by the sum of the total number of outstanding shares of Class A common stock of Artisan Partners Asset Management Inc. and the amount in Row 11.

SCHEDULE 13D

CUSIP No. 04316A-108	Page 5 of 10

1.	Name of reporting person Carlene M. Ziegler
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds: OO
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization: United States of America
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 0[10]
	8.	Shared voting power 0
	9.	Sole dispositive power 0
	10.	Shared dispositive power 9,627,644[11]
11.	Aggregate amount beneficially owned by each reporting person 9,627,644
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 43%[12]
14.	Type of reporting person (see instructions) IN

[10]

Pursuant to the stockholders agreement discussed in this Schedule 13D, Andrew A. Ziegler has the power to vote all shares of Class C common stock of Artisan Partners Asset Management Inc. owned by Artisan Investment Corporation.

[11]

Represents all shares of Class C common stock of Artisan Partners Asset Management Inc. owned by Artisan Investment Corporation. As discussed in this Schedule 13D, Carlene M. Ziegler is one of two directors of Artisan Investment Corporation.

[12]	Represents the amount in Row 11 divided by the sum of the total number of outstanding shares of Class A common stock of Artisan Partners Asset Management Inc. and the amount in Row 11.

SCHEDULE 13D

CUSIP No. 04316A-108	Page 6 of 10

Item 1.	Security and Issuer

This Statement on Schedule 13D (the “Schedule”) relates to the Class A common stock, par value $0.01 per share, of Artisan Partners Asset Management Inc. (the “Company”). The address of the principal executive offices of the Company is 875 E. Wisconsin Avenue, Suite 800, Milwaukee, WI 53202.

Item 2.	Identity and Background

(a), (b), (c), (f) The identity and background of the persons filing this Schedule (each a “Reporting Person,” and collectively, the “Reporting Persons”) is as follows:

Name	Business Address	Principal Business/Occupation	Jurisdiction of Organization / Citizenship
Andrew A. Ziegler	c/o Artisan Investment Corporation 875 E. Wisconsin Avenue, Suite 800, Milwaukee, Wisconsin 53202	Executive Chairman and Chairman of Board of Directors of the Company	United States of America
Carlene M. Ziegler	c/o Artisan Investment Corporation 875 E. Wisconsin Avenue, Suite 800, Milwaukee, Wisconsin 53202	Managing Director, Artisan Partners Limited Partnership	United States of America
Artisan Investment Corporation	875 E. Wisconsin Avenue, Suite 800, Milwaukee, Wisconsin 53202	Sole holder of Class D Common Units of Artisan Partners Holdings LP	Wisconsin
ZFIC Inc.	c/o Artisan Investment Corporation 875 E. Wisconsin Avenue, Suite 800, Milwaukee, Wisconsin 53202	Controlling shareholder of Artisan Investment Corporation	Wisconsin

Artisan Investment Corporation (“AIC”) is the direct owner of shares of Class C common stock of the Company and of Class D common units of Artisan Partners Holdings LP (“Holdings”), of which the Company is the general partner. Beginning on March 12, 2014, AIC will have the right to exchange, subject to the limitations and restrictions set forth in the Exchange Agreement as described below, each Class D common unit (along with the corresponding share of Class C common stock) for one share of Class A common stock. ZFIC Inc. is the sole shareholder of AIC. Andrew A. Ziegler and Carlene M. Ziegler own all of the voting stock of ZFIC Inc. and are the only two directors of each of AIC and ZFIC Inc. Pursuant to the stockholders agreement described below, Mr. Ziegler is a member of the Company’s stockholders committee and has the sole right to determine how to vote all shares of the Class B common stock of the Company and all of AIC’s shares of Class C common stock. Under the terms of the stockholders agreement, he must consult with the other two members of the stockholders committee in determining how to vote the shares.

(d), (e) During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This filing is being made on behalf of all the Reporting Persons, and the agreement among the Reporting Persons relating to the joint filing of this Schedule is filed as Exhibit 99.1 hereto.

SCHEDULE 13D

CUSIP No. 04316A-108	Page 7 of 10

Item 3.	Source and Amount of Funds or Other Consideration

AIC acquired its shares of Class C common stock and its Class D common units in connection with the reorganization of Holdings and the initial public offering of the Class A common stock, which closed on March 12, 2013. As part of the reorganization, the Company replaced AIC as the general partner of Holdings, AIC’s GP units were reclassified as Class D common units, and the Company issued AIC one share of Class C common stock corresponding to each Class D common unit. Each share of Class C common stock is entitled to one vote, but no economic rights. Pursuant to an exchange agreement (the “Exchange Agreement”) among the limited partners of Holdings and the Company, on March 12, 2014, AIC will have the right, subject to the limitations and restrictions set forth in the Exchange Agreement, to exchange each Class D common unit (along with the corresponding share of Class C common stock, which will be cancelled) for a share of Class A common stock. The Exchange Agreement is filed as Exhibit 99.2 hereto. AIC did not pay any cash consideration for its shares of Class C common stock or its Class D common units.

Also in connection with the reorganization transactions, certain limited partners of Holdings entered into a stockholders agreement (the “Stockholders Agreement”) pursuant to which the employee-partners of Holdings (each of whom owns Class B common stock) and AIC granted an irrevocable voting proxy to a stockholders committee consisting of Andrew A. Ziegler, Eric R. Colson and Daniel J. O’Keefe. Under the terms of the Stockholders Agreement, Mr. Ziegler has the sole right to determine how to vote all shares of the Class B common stock and all of AIC’s shares of Class C common stock, but in so doing he must consult with the other two members of the stockholders committee. See “Item 6”. The Stockholders Agreement is filed as Exhibit 99.3 hereto. As a result of the Stockholders Agreement, Mr. Ziegler may be deemed to have acquired beneficial ownership of all shares subject to the Stockholders Agreement. Mr. Ziegler disclaims beneficial ownership of all shares subject to the Stockholders Agreement except for those shares owned by AIC.

Item 4.	Purpose of Transaction

The information set forth under Items 3 and 6 is hereby incorporated by reference.

The reorganization transactions were designed to create a capital structure that preserves the ability of Holdings to conduct its business through a partnership, while permitting it to raise additional capital and provide access to liquidity through a public company (the Company). The Stockholders Agreement consolidates control of a majority of the voting stock of the Company in, initially, Mr. Ziegler, by enabling him to elect all of the members of the Company’s board of directors (subject to the obligation under the terms of the Stockholders Agreement to vote in support of certain nominees), provided that in voting the shares subject to the Stockholders Agreement he must consult in good faith with the other two members of the committee.

(a) Mr. Ziegler may from time to time be deemed to have acquired additional shares of Class A common stock or Class B common stock that subsequently become subject to the Stockholders Agreement. Any shares of Class A common stock or Class B common stock that are issued by the Company to employee-partners or other employees of the Company will be subject to the Stockholders Agreement so long as the agreement has not been terminated. Pursuant to the Company’s 2013 Omnibus Incentive Compensation Plan (the “Omnibus Plan”), in the future, the Company expects to grant equity awards of or with respect to shares of Class A common stock or Class B common units. To the extent Holdings issues additional Class B common units to employees, those employees would be entitled to receive a corresponding number of shares of Class B common stock. Shares of Class A common stock or Class B common stock held by an employee-partner or other employee will cease to be subject to the Stockholders Agreement upon termination of employment.

(d) Mr. Ziegler’s employment as the Company’s Executive Chairman is expected to terminate on March 12, 2014, in accordance with the terms of his employment agreement. At such time, he will cease to serve on the stockholders committee and will no longer have the right to vote the shares of Class B common stock and Class C common stock subject to the Stockholders Agreement. See “Item 6”.

Except as described in this Item 4, the Reporting Persons currently have no plans or proposals that relate to or would result in any transaction, event or action set forth in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to formulate plans or make proposals, and take such action with respect thereto, including any or all of the items set forth in subsections (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

SCHEDULE 13D

CUSIP No. 04316A-108	Page 8 of 10

Item 5.	Interest in Securities of the Issuer

(a) – (b)

Name	Aggregate Number of Shares of Class A Common Stock Beneficially Owned	Percentage of Outstanding Class A Common Stock	Sole Voting Power	Shared Voting Power	Sole Power to Dispose	Shared Power to Dispose
Andrew A. Ziegler	35,898,764	74%	35,898,764	0	0	9,627,644
Artisan Investment Corporation	9,627,644	43%	0	0	9,627,644	0
ZFIC Inc.	9,627,644	43%	0	0	9,627,644	0
Carlene M. Ziegler	9,627,644	43%	0	0	0	9,627,644

The percentages in the column titled Percentage of Outstanding Class A Common Stock are calculated in accordance with Rule 13d-3(d)(1)(i) and thereby represent each Reporting Person’s aggregate number of shares of Class A common stock beneficially owned, divided by the sum of the total number of outstanding shares of Class A common stock and the Reporting Person’s aggregate number of shares of Class A common stock beneficially owned.

(c) The information set forth under Item 3 is hereby incorporated by reference.

(d) With respect to the 35,898,764 shares of Class A common stock beneficially owned by Mr. Ziegler, 9,627,644 of those shares are directly owned by AIC and the balance of the shares are owned by other limited partners of Holdings. Mr. Ziegler disclaims beneficial ownership of all 35,898,764 shares except for those shares owned by AIC.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The following descriptions are qualified in their entirety by reference to the Stockholders Agreement, Exchange Agreement and Resale and Registration Rights Agreement (as defined below), all of which are incorporated by reference as Exhibits 99.3, 99.2 and 99.4 hereto, respectively, and incorporated by reference herein.

Stockholders Agreement

Concurrently with the consummation of the initial public offering of the Company, AIC and each employee-partner of Holdings entered into a Stockholders Agreement pursuant to which such persons granted an irrevocable voting proxy with respect to all shares of the Company’s common stock they held at such time or may acquire from the Company in the future to a stockholders committee consisting initially of a designee of AIC, who initially is Mr. Ziegler, Eric R. Colson (the Company’s Chief Executive Officer) and Daniel J. O’Keefe (an employee-partner of Holdings).

Mr. Ziegler, as the AIC designee, has the sole right, in consultation with the other members of the committee, to determine how to vote all shares subject to the Stockholders Agreement until the earliest to occur of: (i) Mr. Ziegler’s death or disability, (ii) the voluntary termination of Mr. Ziegler’s employment with the Company, including the scheduled expiration of his employment on March 12, 2014 and (iii) 180 days after the effective date of Mr. Ziegler’s involuntary termination of employment, at which time AIC will also lose its right to designate one member of the stockholders committee. Mr. Ziegler is required to consult in good faith, or participate in the activities of the stockholders committee so as to be available to consult in good faith, with the other members of the stockholders committee.

When the AIC designee ceases to have sole power to determine how the shares are voted, the shares will be voted in accordance with the majority decision of the three members of the stockholders committee. Although AIC may replace Mr. Ziegler as its stockholders committee designee, Mr. Ziegler controls 50% of the voting stock of AIC and could not be replaced without his consent. AIC may withdraw its shares of Class C common stock from the Stockholders Agreement when Mr. Ziegler is no longer a member of the stockholders committee. Upon such withdrawal AIC will have sole voting control over its shares.

SCHEDULE 13D

CUSIP No. 04316A-108	Page 9 of 10

The members of the stockholders committee other than the AIC designee must be employees of the Company (or one of its subsidiaries) and holders of shares subject to the Stockholders Agreement. If a member of the stockholders committee ceases to act as a member of the stockholders committee, the chief executive officer of the Company (if he or she is a holder of shares subject to the Stockholders Agreement and is not already a member of the stockholders committee) will become a member of the stockholders committee. Otherwise, the two remaining members of the stockholders committee will jointly select a third member of the stockholders committee. If the remaining members of the stockholders committee cannot agree on a third member of the stockholders committee or if there are fewer than two remaining members of the stockholders committee, then the member or members of the stockholders committee will be selected by the vote of the holders of the shares subject to the Stockholders Agreement from among candidates nominated by the five holders of shares subject to the Stockholders Agreement, other than AIC, that hold the largest number of shares of the Company’s common stock subject to the agreement.

At any time after the earlier of (i) the elimination of the Class B common stock’s supervoting rights and (ii) the fifth anniversary of the Company’s initial public offering, parties to the Stockholders Agreement holding at least two-thirds of the shares subject to the agreement may terminate it, provided that the stockholders committee is no longer obligated to vote in favor of a director nominee who is a holder of Class A common units of Holdings or a director nominee selected by the holders of a majority of the convertible preferred stock of the Company and preferred units of Holdings.

Exchange Agreement

Pursuant to the Exchange Agreement, each limited partner of Holdings will have the right, beginning on March 12, 2014, to exchange limited partnership units of Holdings for Class A common stock (or, in the case of holders of preferred units of Holdings, convertible preferred stock of the Company), subject to the restrictions and conditions set forth in the Exchange Agreement.

Resale and Registration Rights Agreement

AIC is party to a resale and registration rights agreement, dated as of March 12, 2013 (the “Resale and Registration Rights Agreement”), pursuant to which shares of Class A common stock issued upon exchange of limited partnership units of Holdings will be eligible for resale. Shares of Class A common stock received upon the exchange of limited partnership units may be transferred only in accordance with the terms and conditions of the agreement, which includes restrictions on the timing and manner of resale. In addition, AIC may exercise demand registration rights, subject to certain restrictions and conditions, under a shelf registration statement in (i) an unrestricted number of brokered transactions and (ii) during the one-year period beginning on March 12, 2014, two underwritten shelf takedowns (but only one of which may be a marketed underwritten shelf takedown), and, during each one-year period beginning on March 13, 2015, three underwritten shelf takedowns (but only one of which may be a marketed underwritten shelf takedown), subject to the limitation of two demands for marketed underwritten shelf takedowns in the aggregate. The Resale and Registration Rights Agreement is filed as Exhibit 99.4 hereto.

Item 7.	Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Joint Filing Agreement, dated as of March 19, 2013

99.2	Exchange Agreement, dated as of March 6, 2013 (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1 (333-184686) of the Company)

99.3	Stockholders Agreement, dated as of March 12, 2013 (incorporated by reference to Exhibit 10.6 to the Registration Statement on Form S-1 (333-184686) of the Company)

99.4	Resale and Registration Rights Agreement, dated as of March 12, 2013 (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1 (333-184686) of the Company

99.5	Power of Attorney of Andrew A. Ziegler, dated August 31, 2012

99.6	Power of Attorney of Carlene M. Ziegler, dated August 31, 2012

99.7	Power of Attorney of Artisan Investment Corporation, dated February 28, 2013

99.8	Power of Attorney of ZFIC, Inc., dated August 31, 2012

SCHEDULE 13D

CUSIP No. 04316A-108	Page 10 of 10

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 20, 2013

ANDREW A. ZIEGLER

By:	Sarah A. Johnson*

CARLENE M. ZIEGLER

By:	Sarah A. Johnson *

ARTISAN INVESTMENT CORPORATION

By:	Sarah A. Johnson *

ZFIC, INC.

By:	Sarah A. Johnson *

*By:	/s/ Sarah A. Johnson
Attorney-in-Fact for Andrew A. Ziegler
Attorney-in-Fact for Carlene M. Ziegler
Attorney-in-Fact for Artisan Investment Corporation
Attorney-in-Fact for ZFIC, Inc.